Roman Acquisition Corporation
42 Brittanic Crescent
Sovereign Island, QLD, 4216
Phone: 310-994-7988
Fax: 772-539-8372

June 22, 2009

John T. Archfield
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC. 20549

Dear Mr. Archfield,

We are in receipt of your June 19, 2009 comment letter, and have amended our item 4.01 Form 8-K accordingly.

With respect to item 1., We have expanded upon the disclosure to accurately and correctly reflect Moore & Associates, Chartered Accountant and Advisors PCAOB Registered “going concern” paragraph.

With respect to item 2., We have corrected the verbiage to accurately reflect that Moore & Associates, Chartered Accountant and Advisors PCAOB Registered was the independent registered public accounting firm from the Registrant’s Inception on August 27, 2007, until its dismissal on June 17, 2009.

Finally, with respect to item 3., we have provided Moore & Associates, Chartered Accountant and Advisors PCAOB Registered with a copy of the amended 8-K and requested that they furnish the company with a  letter addressed to the Commission pursuant to Item 304(a)(1)(iv) of Regulation S-K.

In connection to responding to your comments we hereby acknowledge that,

1)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
2)	Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any actions with respect to the filing; and
3)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws if the United States.

Sincerely yours,

By: /s/ Robert Smith
Robert Smith
Corporate Secretary
Direct Ph: 772-794-2804
Fax: 772-539-8372
E-mail: rsmith@rkscapital.com